UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Seaspan Corporation

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

Series D Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Graham Porter

c/o Tiger Container Shipping Company Limited

190 Elgin Avenue

George Town, Grand Cayman

Cayman Islands

Telephone: +1 (345) 949 0100

With a copy to:

Paul Strecker

Shearman & Sterling

12th Floor, Gloucester Tower

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y75638109	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Container Shipping Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,285,752.606 Class A Common Shares 12,000.000 Series D Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,285,752.606 Class A Common Shares 12,000.000 Series D Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,285,752.606 Class A Common Shares 12,000.000 Series D Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40% of Class A Common Shares 0.24% of Series D Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. Y75638109	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Graham Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,305,788.606 Class A Common Shares 12,000.000 Series D Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,305,788.606 Class A Common Shares 12,000.000 Series D Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,305,788.606 Class A Common Shares 12,000.000 Series D Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42% of Class A Common Shares 0.24% of Series D Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 7 to Schedule 13D amends the statement on Schedule 13D originally filed by Tiger Container Shipping Company Limited (“Tiger”) and Graham Porter (“Mr. Porter”) on August 19, 2005 and amended on February 23, 2009, March 12, 2010, December 14, 2011, February 6, 2012, August 30, 2012 and September 23, 2014 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) relating to the Class A common shares, par value $0.01 per share (the “Common Shares”) and Series D preferred shares, par value $0.01 per share (the “Series D Preferred Shares”), of Seaspan Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 6 of this statement is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 6 of this statement is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The following table sets forth the beneficial ownership of the Issuer’s Common Shares and Series D Preferred Shares for each of the Reporting Persons as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percentage of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Tiger(4)	6,285,752.606 Common Shares	6.40%(2)	6,285,752.606 Common Shares	0	6,285,752.606 Common Shares	0
	12,000.000 Series D Preferred Shares	0.24%(3)	12,000.000 Series D Preferred Shares	0	12,000.000 Series D Preferred Shares	0
Mr. Porter(5)	6,305,788.606 Common Shares	6.42%(2)	6,305,788.606 Common Shares	0	6,305,788.606 Common Shares	0
	12,000.000	0.24%(3)	12,000.000	0	12,000.000	0
	Series D Preferred Shares		Series D Preferred Shares		Series D Preferred Shares

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
(2)	Percentage of beneficial ownership of each of Mr. Porter and Tiger is based on 98,268,307 Common Shares issued and outstanding as of March 31, 2016 as provided in the report on Form 6-K for the quarter ended March 31, 2016 filed with the SEC by the Issuer on April 26, 2016.
(3)	Percentage of beneficial ownership of each of Mr. Porter and Tiger is based on 4,981,029 Series D Preferred Shares issued and outstanding as of March 31, 2016 as provided in the report on Form 6-K for the quarter ended March 31, 2016 filed with the SEC by the Issuer on April 26, 2016.
(4)	6,285,752.606 Common Shares and 12,000.000 Series D Preferred Shares are owned directly by Tiger.
(5)	Includes (i) 20,036.000 Common Shares owned directly by Mr. Porter, and (ii) 6,285,752.606 Common Shares and 12,000.000 Series D Preferred Shares beneficially owned by Mr. Porter through Tiger which is indirectly wholly-owned by Mr. Porter. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Porter may be deemed to beneficially own all of the Common Shares and Series D Preferred Shares held by Tiger.

The information set forth in the second paragraph of Item 6 of this statement is incorporated herein by reference in its entirety.

(c) None of the Reporting Persons has effected any transactions in the Common Shares or Series D Preferred Shares during the last 60 days.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or Series D Preferred Shares referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On May 17, 2016, Deep Water Holdings, LLC, The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Irrevocable Trust, The Kevin Lee Washington 2014 Trust, Kyle R. Washington (collectively “Washington Parties”), Tiger, Mr. Porter, Gerry Wang Family Enterprises Limited (“GW Family Enterprises”) and Gerry Wang (“Mr. Wang” and together with Tiger, Mr. Porter and GW Family Enterprises, “Tiger Parties”) entered into a shareholders agreement (the “Shareholders Agreement”), pursuant to which, Washington Parties and Tiger Parties agreed to certain rights and obligations with respect to, among other things, the voting and transfer of the Common Shares of the Issuer now owned or thereafter acquired by them.

By virtue of the agreement among Washington Parties and Tiger Parties regarding the voting of the Common Shares for the nomination and selection of the members of the board of directors of the Issuer as provided for in Sections 2.01 and 2.02 of the Shareholders Agreement, Mr. Porter and Tiger may be deemed to share voting power with respect to, and therefore beneficially own, 53,495,616 Common Shares beneficially owned in the aggregate by Washington Parties, GW Family Enterprises and Mr. Wang, in addition to 6,305,788.606 Common Shares beneficially owned by Mr. Porter (including 6,285,752.606 Common Shares directly owned by Tiger which is indirectly wholly-owned by Mr. Porter) and disclosed herein. Mr. Porter and Tiger disclaim beneficial ownership of 53,495,616 Common Shares beneficially owned by Washington Parties, GW Family Enterprises and Mr. Wang for all purposes except as to shared voting power for the nomination and selection of the members of the board of directors of the Issuer as provided for in Sections 2.01 and 2.02 of the Shareholders Agreement. As a result of such shared voting power, Mr. Porter and Tiger may also be deemed to comprise a “group” within the meaning of Rule 13d-5(b) under the Exchange Act with Washington Parties, GW Family Enterprises and Mr. Wang. Mr. Porter and Tiger expressly disclaim membership in such a group except as to shared voting power to the extent provided for in Sections 2.01 and 2.02 of the Shareholders Agreement.

The information disclosed in this Item 6 is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is attached hereto as Exhibit I, and is incorporated herein by reference in its entirety.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

I	Shareholders Agreement, dated May 17, 2016, by and among Deep Water Holdings, LLC, The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Irrevocable Trust, The Kevin Lee Washington 2014 Trust, Kyle R. Washington, Tiger Container Shipping Company Limited, Graham Porter, Gerry Wang Family Enterprises Limited and Gerry Wang.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2016

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Authorized Person

GRAHAM PORTER

By:	/s/ Graham Porter